November 4, 2014

RE: Cash offer for your Cole Corporate Income Trust, Inc. investment.

Dear Fellow Shareholder,

You may have recently read that Cole Corporate Income Trust, Inc.’s share repurchase program has been suspended and that it has entered into an agreement and plan of merger with another REIT. For shareholders who desire liquidity now, the shareholder redemption program is no longer an option.  In addition, some shareholders may not wish to wait for the outcome of the proposed merger, should it be completed, nor bear the market risks relative to it. CMG is offering to purchase up to 2,000,000 shares of Cole Corporate Income Trust and will pay you $8.00 per Share in cash. Take notice: Our offer expires on December 12, 2014, so you will need to sign and return the Agreement by then if you want to sell.

Cole Corporate Income Trust, Inc. has suspended its share redemption program and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades in the shares have been extremely limited.  Moreover, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. If you accept our cash offer, you can lock in your price and get your cash promptly.

As you may know, Cole Corporate Income Trust has announced that it has entered into an agreement and plan of merger with Select Income REIT (“SIR”) such that each Share would be exchanged for $10.50 per Share in cash (the “Cash Consideration”) or converted into the right to receive .36 common shares of SIR (the “Share Consideration”) subject to the limitation that neither the cash nor the stock consideration will exceed 60% of the total. Thus, investors will be issued a combination of cash and SIR shares if Cole Corporate Income Trust investors elect a cash option for an aggregate quantity of shares that exceeds 60% of Cole’s outstanding shares. Because the stock price of SIR has declined roughly 16% since the merger announcement, the Share Consideration has in turn declined.  As such, unless SIR’s trading price increases, it appears more likely that shareholders would opt for a cash option.  In this case, since the available Cash Consideration is limited to 60% of the total consideration, it would seem likely that the ultimate consideration would be closer to 60% cash and 40% SIR stock.  If the merger were to happen as of October 27, 2014, the total value of such consideration would be approximately $9.73 per share. Despite the foregoing, there can be no certainty as to the actual present value of the Shares as neither Cole Corporate Income Trust nor Select Income REIT stockholders have approved the merger.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Cole Corporate Income Trust, Inc.’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer available at our website (www.cmginvestments.com/colecorporate.pdf), at the SEC’s EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by December 12, 2014 if you wish to take advantage of this offer.

There is limited trading of Cole Corporate Income Trust, Inc. in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported no trading prices on secondary markets in the most recent issues (Jul/Aug 2014 and Summer 2014, respectively). Cole Corporate Income Trust, Inc.’s share repurchase program had last been repurchasing shares at $9.68 per share—which exceeds our offer price.  However, as noted, this program has been suspended since August 20, 2014, and will be until further notice. Cole Corporate Income Trust, Inc. has announced a NAV of $10.00 per Share as of December 31, 2013, though that is an estimate based on a hypothetical liquidation of the REIT’s assets, and there is no current means for shareholders to sell at that price.  The proposed merger, if completed, could also result in consideration in excess of our offer price (see above).

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of your REIT statement to assist in the completion of the transaction.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG is not affiliated with Cole Corporate Income Trust, Inc. or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 2,000,000 Shares, or 1.01% of the total shares outstanding, and will expire at 5:00 P.M. PST on December 12, 2014.

Shortly, you should receive a letter from Cole Corporate Income Trust, Inc. regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Cole Corporate Income Trust, Inc. or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to, the following:

•           Our offer price was determined by applying an approximate 18% discount to our estimate of the potential merger consideration based on SIR’s closing stock price on October 27, which was $23.85. In our experience, this represents a valuation discount common in illiquid securities transactions. Whether or not our determination of the offer price is reasonable, we believe that the company’s shares are worth more than our offer price, though we are not qualified real estate appraisers. Our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets, or the proposed merger were to occur.

•           Any and all dividends paid or payable to you by the company on or after December 12, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.

•           Shareholders who tender their shares may withdraw their election to tender until the offer’s Expiration Date, December 12, 2014.  After that date, the sale to CMG is irrevocable and the tender of shares cannot then be cancelled for any reason.  As such, after that date, shareholders would not be able to obtain a higher value by selling the shares by other means, retain the shares, or receive other benefits or consideration for the shares.